August 10, 2007

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention:	Mark P. Shuman
Branch Chief —Legal

Re:	Xplore Technologies Corp.
Preliminary Information Statement on Schedule 14C
Filed on July 27, 2007
File No. 0-52697

Dear Mr. Shuman:

On behalf of Xplore Technologies Corp. (the “Company”), we are filing herewith under the Securities Exchange Act of 1934, as amended, the Company’s Preliminary Proxy Statement on Schedule 14A (the “Consent Statement”). The Consent Statement is being filed in response to comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), pursuant to a letter dated August 3, 2007, setting forth comments to Amendment No. 1 to the Company’s Preliminary Information Statement on Schedule 14C (the “Information Statement”), filed on July 27, 2007. Set forth below are the Staff’s comments, indicated in bold, and the Company’s responses.

Revised Preliminary Information Statement on Schedule 14C

General

1.                                       Please refer to prior comment 1 from our letter dated July 25, 2007. Your response to our prior comment concludes that the Commission did not intend for Rule 135c to cover filings required to be made by a registrant under the Exchange Act. However, the basis for such conclusion is unclear given that paragraph (b) of Rule 135c states that any notice contemplated by this rule “may take the form of a news release or a written communication directed to security holders or employees, as the case may be, or other published statements” (emphasis added). Your response also states that you did not intend for the Information Statement to be a notice of an unregistered offering as contemplated by Rule 135c and that such information is required by Item 11 of Schedule 14A. Your response also concludes that the information provided does not constitute a general solicitation under Rule 502(c). Again, however, you provide no analysis to support such conclusions. Regardless of your intent, the information provided in the publicly filed preliminary information statement appears to be the announcement of the undertaking of an unregistered offering, as contemplated by Rule 135c. Therefore, we suggest you should revise your disclosure to provide a legend that complies with the requirements of Rule 135c(a)(2), including affirmatively stating that the information statement is not an offer to sell nor a solicitation of an offer to buy the securities being offering in the proposed unregistered offering.  Tell us how you will respond to any requests to purchase such securities from stockholders who become aware of the proposed offering through receipt of this information statement.

Response:  We have addressed your comment by adding a legend to the Notice to the Consent Statement that complies with the requirements of Rule 135c(a)(2) under the Securities Act of 1933, as amended. In addition, we have affirmatively stated that neither the Notice nor the accompanying Consent Statement is an offer to sell or a solicitation of an offer to buy the securities being offered in the Company’s proposed private placement. We hereby advise the Staff that the Company will not accept any offers to purchase securities in the private placement from stockholders who become aware of the Company’s proposed unregistered offering through receipt of the Consent Statement.

2.                                       Please refer to prior comment 2 from our letter dated July 25, 2007. We note from your response that you believe that the information required by Item13(a) of Schedule 14A is not material for the exercise of prudent judgment because the matter to be acted upon is the authorization of the issuance of preferred stock for cash at an offering price you believe constitutes fair value. However, the unregistered offering relates to the issuance of units of Series C Preferred Stock and warrants to purchase common stock for $0.50/unit. We presume that this offering price is the sum of the fair value of both securities. Moreover, your disclosure on page 5 indicates that up to 14 million of the 20 million units to be offered in the unregistered offering may be purchased by a related party who will receive a cash fee equal to 6% of the gross purchase price of the units and additional warrants (that we assume will be accounted for at a fair value greater than zero) to purchase stock in the amount of 6% of the Series C Preferred Stock purchased. Based upon this disclosure, it appears that over half of the units offered may be sold for net proceeds that are less than the established fair value of the units. Therefore, we are unable to concur with your conclusion that this transaction is one that does not require Item 13(a) information (either included in the body of the document or incorporated by reference pursuant to Item 13(b) of Schedule 14A).

Response:  We have addressed your comment by adding the information required by Item13(a) of Schedule 14A to the Consent Statement. Please see the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” on pages 7 through 22 of the Consent Statement and the Company’s interim consolidated financial statements as of June 30, 2007 and for the three months then ended, on pages F-2 through F-14, and annual consolidated financial statements as of and for the fiscal years ended March 31, 2007, 2006 and 2005, on pages F-15 through F-41, of the Consent Statement.

3.                                       Please refer to prior comment 3 from our letter dated July 25, 2007. You state that the solicitation of written consents from the holders of your Series A and Series B Preferred Stock by your CEO and one director do not fall within the proxy rules because your Preferred Stock is not registered pursuant to Section 12(g) of the Securities Exchange Act. However, you disclose that “27 of the consenting holders of the Series A and Series B Preferred Stock…own an aggregate of 61,801,645 shares of Preferred Stock and 12,999,871 shares of common stock” (emphasis added). Your contacts with these Preferred Stockholders appears to constitute a solicitation of them in their capacities of holders of common stock. Given the facts provided, it appears that your CEO and director conducted a solicitation of written consents from common stockholders that does not meet any of the exemptions set forth in Rule 14a-2. Therefore, it appears that you should provide such stockholders with the information required by Rules 14a-3 to 14a-15 and should file a preliminary proxy statement to obtain such written consents and/or proxies to vote on the proposed transaction.

Response:  The Company has addressed your comment by filing a Consent Statement on Schedule 14A with the Commission on the date hereof seeking the written consent of its stockholders with respect to the proposed transaction. Pursuant to such Consent Statement, the Company will provide all of its stockholders with the information required by Rules 14a-3 to 14a-15 of the Securities Exchange Act of 1934.

The Company hereby acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you wish to discuss any of the foregoing responses, please call me at (212) 603-2227.

Very truly yours,

/s/ Jonathan J. Russo
Jonathan J. Russo

cc:	Michael J. Rapisand
Xplore Technologies Corp.